Exhibit 21.1
Subsidiaries of the Registrant

Jurisdiction of Incorporation or
Subsidiary	Formation
Enlyten, Inc.	Nevada corporation
HealthStrip Solutions, LLC	Nevada limited liability company
HealthSport Nutraceutical Products, Inc.	Nevada corporation
InnoZen, Inc.	Nevada corporation